SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

December 09, 2022

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

9 December 2022

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

On 8 December 2022, the following award of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") vested under an award agreement to Deepak Nath.

VESTING OF A PERFORMANCE AWARD GRANTED UNDER THE AWARD AGREEMENT DATED 29 APRIL 2022

As set out in the announcement published on 3 May 2022, a Performance Award over 127,461 shares was granted to Deepak Nath with an expected vest date of 9 November 2022. The vest of this award was subject to the performance conditions applicable to the performance stock award over Siemens Healthineers AG ("SH") shares originally granted to Deepak Nath by SH on 9 November 2018.

In accordance with the terms of the award agreement, the expected vest date of 9 November 2022 was delayed so that the applicable performance criteria attaching to the Performance Award could be measured against the financial results of SH which were announced on 23 November 2022. It has been determined that, following completion of the performance measurement period, 91.985% of the award vests. 117,245 shares were therefore available for vest with the remaining balance of shares, 10,216, lapsing with immediate effect.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Final vest of a Performance Award granted on 29 April 2022 under the award agreement.
Date of Transaction	2022 - 12 - 08
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Deepak Nath (Chief Executive Officer)	Director	10.96	117,245 (of which 28,650 were sold to cover taxes due and 88,595 retained)	N/A Single Transaction	97,784.00000 ordinary shares	0.01114%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: December 09, 2022

By: /s/ Helen Barraclough
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                                                                                                                              Helen Barraclough
                                                                                                                      Company Secretary